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August 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Tyler Howes
Tim Buchmiller

Re:	TuHURA Biosciences, Inc.

Registration Statement on Form S-1

Filed August 12, 2025

File No. 333-289532

Ladies and Gentlemen:

This letter is submitted on behalf of TuHURA Biosciences, Inc., a Nevada corporation (the “Company” or “TuHURA”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No: 333-289532), initially filed on August 12, 2025 (the “Registration Statement”), as set forth in the Staff’s letter dated August 20, 2025 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Registration Statement on Form S-1

General

1.

We note that you are registering certain securities for resale that you have agreed to issue in connection with a private placement for an aggregate offering price of $12.6 million. We also note that of the $12.6 million offering, $8.9 million was purchased in four equal tranches with the remaining $3.7 million required to be purchased and funded by December 31, 2025. Please provide us with your analysis as to how you are eligible to register the resale of the $3.7 million worth of securities that have not yet been issued in this private placement or otherwise advise. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.11 for guidance.

RESPONSE: The Company has reviewed Securities Act Sections Compliance and Disclosure Interpretation Question 139.11 (“C&DI 139.11”) and respectfully submits that the offering of the $3.7 million worth of securities that are required to be purchased and funded by December 31, 2025 satisfies the requirements set forth in C&DI 139.11, for the reasons outlined below.

C&DI 139.11 provides, in pertinent part, that in a PIPE transaction, “a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

U.S. Securities and Exchange Commission

August 25, 2025

In the case of the Company’s recently closed private placement, the investors that agreed to invest an aggregate of $4 million or more in the private placement were given the option to elect to defer a portion of such investor’s purchase of shares of common stock and warrants to December 31, 2025 (the “Deferred Securities”). In contrast to the type of transactions contemplated by C&DI 139.11, the Company’s private placement is actually, rather than constructively, complete and closed prior to the filing of the Registration Statement. The investors are irrevocably and unconditionally bound to purchase the Deferred Securities on or before December 31, 2025 pursuant to the terms of the Securities Purchase Agreement entered into with the Company, dated June 2, 2025 (the “SPA”). Pursuant to the SPA, the number of securities offered and sold are not subject to any adjustment, nor is the purchase price for such Deferred Securities subject to adjustment, following the execution of the SPA. The combined effective offering price for each share of common stock and accompanying warrant was $2.65. The terms of the warrants provide that the exercise price is set at $3.3125 per share (subject to customary adjustments for splits, dividends etc.). In addition to the irrevocable agreement to purchase the Deferred Securities on or before December 31, 2025, we note that such investors also participated and funded their respective investment in the first four tranches of the Company’s private placement, each in accordance with the terms of the SPA. There are no conditions relating to the market price of the Company’s securities or such investor’s satisfactory completion of its due diligence on the Company that are applicable to the investors’ obligation to purchase the Deferred Securities. In accordance with the above-referenced guidance, the Company respectfully notes that there are no conditions in the SPA relating to the issuance of the Deferred Securities that are within an investor’s control or that such investor can cause not to be satisfied.

Moreover, because all of the economic terms of the Deferred Securities were fixed in the SPA as of June 2, 2025, and because the investors are irrevocably obligated to purchase the Deferred Securities on or before December 31, 2025, the investors bore full market risk of their investment at the time of the filing of the Registration Statement. The economic terms of the Deferred Securities are not subject to change based on a future market price or a fluctuating ratio, either at the time of the effectiveness of the Registration Statement or any subsequent date. As a result, the investors became subject to full market risk at the time the SPA was executed.

In addition, C&DI 139.10 provides that a company may not register for resale an indeterminate number of shares resulting from operation of a conversion formula. Instead, a company must make a good-faith estimate of the number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares. As outlined by C&DI 139.10, because the number of securities issuable pursuant to the SPA is fixed, the Company satisfies the requirement of making a good-faith estimate of the number of shares that it may issue upon the number of shares of common stock and warrants to purchase common stock that have been irrevocably subscribed for included in the Deferred Securities.

For all of the foregoing reasons, the Company respectfully submits that the facts and circumstances associated with the transactions contemplated by the SPA are consistent with the above-referenced Commission Staff guidance and, therefore, the Company is permitted to register the resale of the Company’s common stock and shares of common stock underlying the warrants sold under the SPA at this time.

***

U.S. Securities and Exchange Commission

August 25, 2025

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the Staff of the Commission have any questions or comments with respect to the foregoing, please contact me at (813) 225-4122 or via email at ccreely@foley.com.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely
Foley & Lardner LLP

cc:	James A, Bianco, M.D., TuHURA Biosciences, Inc.

Dan Dearborn, TuHURA Biosciences, Inc.